

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 28, 2017

<u>Via E-mail</u>
Mr. Mark W. Marinko
Chief Financial Officer
Great Lakes Dredge & Dock Corporation
2122 York Rd.
Oakbrook, IL 60523

Re: Great Lakes Dredge & Dock Corporation
Form 10-K for the year ended December 31, 2016
Filed February 28, 2017
File No. 1-33225

Dear Mr. Marinko:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Cash

John Cash
Branch Chief

Office of Manufacturing and
Construction